TELIPHONE CORP                                                [teliphoneTM LOGO]
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November 27, 2006

VIA EDGAR

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C., 20549

File No. 333-136993

Re: Teliphone Corp. comment letter dated October 11, 2006

Dear Mr. Reynolds,

We have reviewed your letter dated October 11, 2006 concerning the following comments. Under each comment we have responded and have provided additional information to bring about a resolution of these matters. At any time we would welcome you contacting us concerning any of the additional information or our interpretations of the information.

General

      1. Please include the correct Commission file number. You have used the number of another registrant.

RESPONSE

We have noted this comment and revised the disclosure to reflect the correct Commission file number as 333-136993.

      2. Please reconcile the disclosure regarding your state of incorporation. The legality opinion and some of the other disclosure concerning the jurisdiction of incorporation represent that Delaware is your state of incorporation. However, the cover page of the registration statement indicates it is Nevada.

RESPONSE

We have noted this comment and revised the disclosure to reflect that we are incorporated in Nevada.

      3. We note that the cover page of the prospectus does not include selling shareholders and that the prospectus does not include the disclosure required under Item 507 of Regulation S-B. However, the disclosure in the "Plan of Distribution" section and the risk factor under the subheading "There is no public trading market..." discusses selling shareholders. Please reconcile and revise accordingly. We may have further comment.

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

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TELIPHONE CORP                                                [teliphoneTM LOGO]
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RESPONSE

We have noted this comment and revised our heading and subsequent disclosure on our Plan of Distribution.

      4. If this offering includes stock underlying warrants, it is necessary to disclose on the cover page and wherever else as appropriate. In addition, it is also necessary to reconcile the disclosure throughout the prospectus in this regard. We note that your first discussion of warrants is on page 22 of the "Plan of Distribution", where you state that you will receive proceeds only upon exercise of the outstanding common stock purchase warrant. However, on page 2 and page 27 under "Warrants", you disclose that you have no outstanding warrants. Please revise accordingly.

RESPONSE

We have noted this comment and revised our disclosure to delete any reference to the sale of warrants. We are not offering any warrants in this offering.

      5. Confirm, if true, that counsel is acting within all rules and procedures applicable to both counsel and the company in serving as the escrow agent in this matter. Also, describe the steps counsel has taken to ensure that the monies of the offering will not be commingled with any other funds of either counsel or the company.

RESPONSE

Counsel is aware of the procedures applicable to both counsel and the Company. All funds shall be held in an attorney trust account ("IOLTA," an attorneys trust account in compliance Rules Regulating Trust Accounts as adopted by the Supreme Court of Florida) established with Wachovia Bank. This is a non-interest bearing account. The Plan of Distribution was revised to reflect the procedures required to subscribe to this offering.

      6. Please include page numbers in the financial statements section of the filing.

RESPONSE

Page numbers will be added to the amended filing.

Front Page of the Registration Statement

      7. Please include the registrant's address on the front page of the registration statement.

RESPONSE

We have noted this comment and revised our disclosure to include our address on the front page.

      8. We note the statement that, "The most recent price paid for our common stock in a private placement was $0.50." Please include the date of the private placement and include the transaction in Part II, Item 26 of the registration statement.

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

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TELIPHONE CORP                                                [teliphoneTM LOGO]
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RESPONSE

We have noted this comment and revised our disclosure to include the date of the August 11, 2005 private placement. In addition, the transaction was included under Item 26.

Cover Page

      9. Please highlight the risk factor cross-reference by prominent type or in another manner.

RESPONSE

We have noted this comment and revised our disclosure to include a prominent reference to the risk factors.

      10. Please remove the following from the cover page of the prospectus, as pursuant to Item 501 of Regulations S-B: "The offering price may not reflect the price of our shares after the offering".

RESPONSE

We have noted this comment and revised our disclosure accordingly.

      11. Please reconcile the last sentence before the table with the table regarding commissions. Please affirmatively state whether the company plans to sell the securities through a broker/dealer. Also, remove footnote 3 or explain why it should not be removed. If you do not remove it, please indicate which part of the text it is referencing by the use of the footnote indicator.

RESPONSE

We have noted this comment and revised our disclosure to delete any references to a broker/dealer as the Company does not plan to sell the securities through a broker/dealer.

Prospectus Summary, page 1

About our Company, page 1

      12.   Disclose the telephone number of the principal executive offices.

RESPONSE

We have noted this comment and revised our disclosure to include the telephone number of the principal executive offices is (514) 313-6010.

      13. Please include the name of the company at the time of incorporation in 1999.

RESPONSE

We have noted this comment and revised our disclosure to include the name of the Company at the time of incorporation in 1999.

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

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TELIPHONE CORP                                                [teliphoneTM LOGO]
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      14.   Please disclose the date in which the company began its operations as a telecommunications company.

RESPONSE

The company began its operations as a telecommunications company in April of 2005. We have noted this comment and revised our disclosure as follows:

            Teliphone Corp. was incorporated in 1999 with the name "OSK Capital II Corp." under the laws of the State of Nevada. Our principal executive offices are located at 4150 Ste-Catherine Street West, Westmount (Montreal) Quebec Canada H3Z 0A1. Our US Corporate and legal affairs office is located at 1224 Washington Avenue, Miami, Florida, 33139. The telephone number of our principal executive office is (514) 313-6010. Our general telephone number is (514) 313-6000. The address of our website is http://www.teliphone.us.

            Teliphone Corp. ("The Company" or "Teliphone") became a telecommunications company in April 2005 upon the merger and re-organization with Teliphone Inc., a Canadian provider of broadband telephone services founded in August 2004. Broadband telephone services utilize our innovative Voice over Internet Protocol, or VoIP, technology platform, to offer feature-rich, low-cost communications services to our customers, thus providing them an experience similar to traditional telephone services at a reduced cost. VoIP means that the technology used to send data over the Internet (example, an e-mail or web site page display) is used to transmit voice as well. The technology is known as packet switching. Instead of establishing a dedicated connection between two devices (computers, telephones, etc.) and sending the message "in one piece," this technology divides the message into smaller fragments, called 'packets'. These packets are transmitted separately over the internet and when they reach the final destination, they are reassembled into the original message.

            We principally sell these VoIP services to residential and small business customer users. Our current geographic market is predominantly the Province of Quebec, Canada.

            As a result of the merger and re-organization, Teliphone Inc. became a wholly-owned subsidiary of our company. On July 14th, 2006, we entered into a letter of intent with 3901823 Canada Inc. where 3901823 Canada Inc. becomes a minority shareholder of our subsidiary Teliphone Inc. As a result of this letter of Intent, Teliphone Inc. remains a majority-owned subsidiary of our company.

            As a result of the merger and re-organization, we became a majority owned subsidiary of Teliphone Inc.'s parent company, United American Corporation, a Florida Corporation trading on the NASD OTCBB under the symbol UAMA. On October 30, 2006, United American Corporation spun-off our Company by distributing its entire holding of 25,737,785 shares of the common stock of our company to its shareholders on a pro rata basis.

      15. Please explain the phrase "next generation internet based telephony and mobile telephony communications."

RESPONSE

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

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TELIPHONE CORP                                                [teliphoneTM LOGO]
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We have noted this comment and revised our disclosure to delete the phrase "next generation internet based telephony and mobile telephony communications." Instead, we have used the Company Summary information as described in Comment Response #14 herein.

      16. Please provide a reasonable basis for the statement "high growth market segment effective" or remove.

RESPONSE

We have noted this comment and revised our disclosure to delete to statement.

      17. Throughout the prospectus please clarify, expand and update the disclosure regarding the spin-off that you reference. Provide all relevant dates.

RESPONSE

We have noted this comment and revised our disclosure to include the Spin-Off of our Company from our parent United American Corporation, which has been approved by Shareholders and completed on October 30, 2006. We have clarified this in the re-writing of our Company Summary, which is found in its entirety in Comment Response #14 herein.

      18. We note the disclosure here and throughout the prospectus that, "Teliphone is focused on the development and marketing of Voice Internet Protocol (VoIP) solutions." Please explain the term Voice Internet Protocol in more detail.

RESPONSE

We have noted this comment and revised our disclosure to include the following description of "Voice over Internet Protocol" (VoIP):

"Voice over Internet Protocol" (VoIP) means that the technology used to send data over the Internet is now being used to transmit voice as well. The technology is known as packet switching. Instead of establishing a dedicated connection between two devices (computers, telephones, etc.) and sending the message "in one piece," this technology divides the message into smaller fragments, called 'packets'. These packets are transmitted separately over a decentralized network and when they reach the final destination, they're reassembled into the original message.

      19. At the end of the fourth paragraph of this section you reference "various carrier agreements, telecommunications services agreements with wireless internet access providers and various retail and distribution agreements." Please ensure that you describe the principal terms of each material contract in the business section and that you file each agreement as an exhibit.

RESPONSE

We have noted this comment and revised our disclosure to delete this detailed description of our Company and the agreements that it has in the Summary section entirely. A more complete description of the Company and its operations is now located in the Description of Business Section. We have updated the disclosure to describe the principal terms of each material contract and have filed each agreement as an exhibit in the amended filing.

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

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TELIPHONE CORP                                                [teliphoneTM LOGO]
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The Offering, page 2

      20. Please reconcile the following two statements, the first from this section and the second from page 22 the "Plan of Distribution" section:

            o "There are currently no options to purchase shares of common stock outstanding as of August 18, 2006 and there are no additional shares of common stock available for future issuance under our stock option plans and there are no outstanding warrants to purchase additional shares of common stock"; and

            o "We will receive none of the proceeds from the sale of the shares of common stock by the Selling Shareholders, except upon exercise of the outstanding common stock purchase warrant"

RESPONSE

We have noted this comment and revised our Plan of Distribution to include Selling Shareholders. There are no options or warrants issued at this time.

Summary Financial Data, page 2

      21. Please revise your table to ensure all data agrees to your financial statements included in your filing. For example, balance sheet data at June 30, 2006 does not agree to the June 30, 2006 balance sheet included in your filing.

RESPONSE

We have noted this comment and revised the disclosure to ensure all data agrees to your financial statements included in your filing.

Risk Factors, page 5

      22. In the first paragraph, you state that, "our most significant risks and uncertainties are described below; however, they are not the only risks we face." Please revise to disclose that you discussed all of the material risks.

RESPONSE

We have noted this comment and revised the disclosure to eliminate the following sentence: 'however, they are not the only risks we face'.

      23. Please avoid the generic conclusion you reach in some of your risk factors that the risk "could negatively affect us" (in the risk factor "Because of our potential success...") and "could have a negative effect on our business" (in the risk factor "Future new technologies..."). Instead, replace this type of language in the risk factors with specific disclosure of how your business and operations would be affected.

RESPONSE

We have noted this comment and revised our risk factors accordingly.

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

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TELIPHONE CORP                                                [teliphoneTM LOGO]
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      24.   Please revise your risk factor subheadings to state the material risk to potential investors. In this regard, your headings should disclose the consequences to the investor or to the company, should the risk materialize. For example, some of your subheadings merely state facts or describe uncertainties and do not adequately reflect the risks that follow. Please revise your subheadings to state succinctly the risks. In addition, please revise the risk factor narratives to state succinctly the risks and only those risks disclosed in the subheadings.

RESPONSE

We have noted this comment and revised our risk factors accordingly.

      25. Please highlight the risk factor subheadings through numbering, bold type, underlining or in another clear manner.

RESPONSE

We have noted this comment and revised our risk factors accordingly.

Risks Related to Our Financial Condition, page 5

"We have Limited Operating History..." page 5

      26. With regard to your first risk factor, please reconcile the amount presented as your net loss since inception to June 30, 2006 of $653,631 with your accumulated deficit of $978,937 presented on your June 30, 2006 balance sheet.

RESPONSE

We have noted this comment and revised our accumulated deficit to reflect $978,937 representing the correct value for the net loss since inception to June 30, 2006.

      27. Based on the disclosure in Note 2 to your audited financial statements, you emerged from the development stage with the reverse acquisition with OSK Capital II in April 2005. In risk factor one, please remove the description "development stage telecommunications company."

RESPONSE

We have noted this comment and revised to delete the reference to development stage telecommunications company.

      28. In risk factor one, please reconcile the amount presented as losses from inception ($653,631) to the accumulated deficit on your balance sheet.

RESPONSE

We have noted this comment and revised our accumulated deficit to reflect $978,937 representing the correct value for the net loss since inception to June 30, 2006.

      29. We note the statement in risk factor one that, "These losses have resulted principally from costs incurred in our research and development programs and from our general and administrative costs." Please reconcile this statement with the disclosures in the financial statements for the year ended September 30, 2005 in which the company's had a loss after costs of revenues of $264,499. Please compare the costs of revenues with the operating revenues.


                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

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TELIPHONE CORP                                                [teliphoneTM LOGO]
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RESPONSE

We have noted this comment and revised our disclosure to reflect that the Company had a net loss of ($691,390) for the year ended September 30, 2005.

"We Require Additional Financing..." page 6

      30. We note the statement in risk factor two that "We currently do not have any commitments or arrangement to obtain any such funds of that which is being provided by our parent company." Please reconcile this statement with the fact that the company is raising funds in this offering. Also discuss the effect that the spin-off will have on the company's ability to receive funding from its parent company after completion of the spin-off.

RESPONSE

We have noted this comment and revised our disclosure as follows:

We Require Additional Financing to Sustain Our Operations

Based on our current operating plan, if the maximum number of shares are sold we should have sufficient funds to satisfy our anticipated need for working capital and capital expenditures for the next 12 months We will require funds to sustain operations and to develop our business. In order to cover our continued losses from operations, we require at least 4,000 active, paying customers. We have achieved just over 35% of this target. We will require continued financing to sustain this shortfall until we reach our break-even point. Financing is likewise necessary to achieve our optimum growth.

In selling only the minimum number of shares, this results in insufficient proceeds for operations. Until October 30, 2006, our financing shortfall had been covered by our parent company, United American Corporation. This was in the form of cash advances received on an "as needed basis" based on our agreement dated February 23, 2006. The funds advanced have been converted to common stock of our Company at a value of $0.25 per share.

From October 31, 2006 to the point at which we are able to obtain funds through the sale of shares associated with this offering, we will continue to receive cash advances on an 'as needed basis' from our former parent company United American Corp. These funds will have to be re-paid by the Company, are non-interest bearing and are not anticipated to exceed $150,000.

There can be no assurance that any additional funds will be available to us upon terms acceptable to us or at all. If we are unable to obtain additional financing we might be required to delay, scale back, or eliminate certain aspects of our research and product development programs or operations. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive, the consequences would be a material adverse effect on our business, operating results, financial condition and prospects.

      31. In risk factor two, please clearly disclose whether the company has outstanding warrants or stock options.

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

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TELIPHONE CORP                                                [teliphoneTM LOGO]
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RESPONSE

We have noted this comment and revised our disclosure to state that the company has no outstanding warrants or stock options.

Risks Related to Our Business, page 6

"Decreasing telecommunications prices..." page 6

      32. Please explain "domestic and international telecommunications prices."

RESPONSE

We have noted this comment and revised our disclosure further clarify this risk associated to our business as follows:

            "Decreasing market prices for our products and services may cause us to lower our prices to remain competitive, which could delay or prevent our future profitability"

We have also modified our wording for "domestic and international telecommunications prices" and replaced this description with the following sentence:

            "Currently, our prices are lower than those of many of our competitors for comparable services. However, market prices for local calling and international long distance calling have decreased significantly over the last few years, and we anticipate that prices will continue to decrease."

"If VoIP technology fails..." page 6

      33. Please provide the basis of the third and fourth sentences of this risk factor

RESPONSE

We have noted this comment and revised our disclosure further clarify this risk to include the following:

            "Revenue generated from sales to residential customers will continue to account for most of our revenue for the balance of 2006. We anticipate that in 2007, international wholesale will become the more significant revenue generating activity for our Company."

Upon further review, we believe that these sentences do not offer any meaningful value to our disclosure and therefore they have been removed in the amended filing.

      34. We note that most of the disclosure on pages 7-8 is long and technical. Some of the information could be discussed in other parts of the prospectus, such as the business section. Please revise this risk factor and other similar risk factors accordingly.

RESPONSE

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
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We have noted this comment and revised our disclosure further clarify this risk to include the following:

      B.3. Certain aspects of our service are not the same as traditional telephone service, which may limit the acceptance of our services by mainstream consumers and our potential for growth.

      Certain aspects of our service are not the same as traditional wireline telephone service. Our continued growth is dependent on the adoption of our services by mainstream customers, so these differences are becoming increasingly important. For example:

      o Our customers may experience lower call quality than they are used to from traditional wireline telephone companies, including static, echoes, dropped calls and delays in transmissions;

      o In the event of a power loss or Internet access interruption experienced by a customer, our service is interrupted. Unlike some of our competitors, we have not installed batteries at customer premises to provide emergency power for our customers' equipment if they lose power, although we do have backup power systems for our network equipment and service platform.

      o Our emergency and new E-911 calling services are different from those offered by traditional wireline telephone companies and may expose us to significant liability.

"Flaws in our technology and systems..." page 8

      35. We note the disclosure to "our technology" and "our network". Please revise to explain the company's ownership interests in such properties.

RESPONSE

We have noted this comment and revised our disclosure further clarify this risk to include the following:

            Our Company has invested in the research and development of our VoIP telecommunications technology which permits the control, forwarding, storing and billing of phone calls made or received by our customers. This technology has been developed by our employees and consultants and is owned entirely by our Company. The calls are transmitted over our network to the Public Switched Telephone Network (PSTN), that is, the traditional wireline network that links all telephone devices around the world. Our network consists of leased bandwidth from numerous telecommunications and internet service providers. Bandwidth is defined as the passage of the call over the internet. The configuration of our technology together with this leased bandwidth and the telecommunications and computer hardware required for our services to function is proprietary to our company. We do not own any fibre optic cabling or other types of physical data and voice transmission links, we lease dedicated capacity from our suppliers.

"As a result of being a public company..." page 9

      36. It appears that this risk factor could apply to any issuer. Please revise to explain how the risk factor specifically applies to your company or remove.

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------
RESPONSE

We have noted this comment and removed this risk factor.

"Because much of our potential success and value lies..." page 9

      37. Please explain the pending patent applications and identify the owner of each of the patent applications which you reference. Also, state the application number of each.

RESPONSE

We have noted this comment and revised our disclosure to clarify that the company does not hold any patents or pending patent applications. The disclosure has been clarified as follows:

      Our ability to compete effectively is dependent in large part upon the maintenance and protection of internally developed systems and software. We cannot patent much of the technology that is important to our business. To date, we have relied on confidentiality procedures and licensing arrangements, to establish and protect our rights to our technology. We typically enter into confidentiality or license agreements with our employees, consultants, customers and vendors in an effort to control access to, and distribution of, technology, software, documentation and other information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use this technology without authorization.

Risks related to Regulation, page 10

"The success of our business relies..." page 11

      38. Provide more detailed disclosure regarding whether suppliers of broadband Internet access have a legal obligation to allow their customers to access and use their service without interference.

RESPONSE

We have noted this comment and revised our disclosure to include more detailed disclosure regarding whether suppliers of broadband Internet access have a legal obligation to allow their customers to access and use their service without interference. The disclosure has been clarified as follows:

            Our customers must have broadband access to the Internet in order to use our service. In the case of the Canadian market, our principal market, the Canadian Radio-Television Telecommunications Commission
            (CRTC) has ordered that Internet Service Providers and Incumbent Exchange Carriers have a legal obligation as per Order 2000-789 to provide their services without interference to other service providers in conjunction with to section 27(2) of the Telecommunications Act.

            However, anti-competitive behaviour in our market can still occur. For example, a Canadian cable provider recently began offering an optional Cdn$10 per month "quality of service premium" to customers who use third-party VoIP services over its facilities. However, customers who purchase VoIP services directly from this cable provider are not required to pay this additional fee. Based on this example, some providers of broadband access may take measures that affect their customers' ability to use our service, such as degrading the quality of the data packets we transmit over their lines, giving those packets low priority, giving other packets higher priority than ours, blocking our packets entirely, or attempting to charge their customers more for also using our services.

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------
            It is not clear whether suppliers of broadband Internet access have a legal obligation to allow their customers to access and use our service without interference in the US. As a result of recent decisions by the U.S. Supreme Court and the FCC, providers of broadband services are subject to relatively light regulation by the FCC. Consequently, federal and state regulators might not prohibit broadband providers from limiting their customers' access to VoIP, or otherwise discriminating against VoIP providers. Interference with our service or higher charges for using our service as an additional service to their broadband could cause us to lose existing customers, impair our ability to attract new customers, and harm our revenue and growth.

      39.   State whether or not your 911 services are acceptable to the FCC.

RESPONSE

We have noted this comment and revised our disclosure to clarify our current compliance with FCC and CRTC requirements. The disclosure has been clarified as follows:
:

            C.4. If we fail to comply with FCC and CRTC regulations such as requiring us to provide E-911 emergency calling services, we may be subject to fines or penalties, which could include disconnection of our service for certain customers or prohibitions on marketing of our services and accepting new customers in certain areas.

            The FCC released an order on June 3, 2005 requiring us to notify our customers of any differences between our emergency calling services and those available through traditional telephone providers and obtain affirmative acknowledgments from our customers of those notifications. We complied with this order by notifying all of our US customers of the differences in emergency calling services and we obtained affirmative acknowledgments from most of our customers. We had a limited number of US customers at the time (<20). New customers activated after this date are well aware of the limitations of our 9-1-1 services as it is clearly listed in our Service Agreement.

            In July of 2005, the CRTC required us to offer enhanced emergency calling services, or E-911. The FCC followed suit with a deadline of November 28, 2005 for the same requirement. The requirement meant that we had to offer enhanced emergency calling services, or E-911, to all of our customers located in areas where E-911 service is available from their traditional wireline telephone company. E-911 service allows emergency calls from our customers to be routed directly to an emergency dispatcher in a customer's registered location and gives the dispatcher automatic access to the customer's telephone number and registered location information. We complied with both these requirements through our agreement with Northern Communications Inc., which calls for Northern Communications to provide and operate a 9-1-1 dispatch center for caller address verification and call transfer to the emergency services department closest to the customer's location on behalf of the Company.

            While we have complied with all the current requirements imposed by both the FCC and the CRTC, we cannot guarantee that we will be capable of compliance with future requirements.

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------
            We anticipate that the FCC and the CRTC will continue to impose new requirements due to the evolving nature of our industry's technology and usage. The result of non-compliance will have an adverse effect on our ability to continue to operate in our current markets, therefore we would lose existing customers, impair our ability to attract new customers, and harm our revenue and growth.

      40. Clarify whether you have fully complied with the June 3, 2005 FCC Order regarding notification of customers and their confirmation of notification.

RESPONSE

We have noted this comment and revised our disclosure to clarify our current compliance with FCC and CRTC requirements. The disclosure has been clarified (see our response to number 39 herein).

The Level of Competition is Increasing..." page 12.

      41. Clarify whether "numerous small companies" have or merely could enter the market.

RESPONSE

We have noted this comment and revised our disclosure to clarify the level of competition that already exists in our marketplace. The disclosure has been clarified as follows:

            Land-based telecommunications technology has not evolved considerably over the past 125 years. However, the breakthrough of standardized, internet-based communications is revolutionizing the entire industry. In the past, significant investments were required in order to construct the infrastructure required for telecommunications, however, now that the infrastructure is in place, smaller investments are required in order to successfully transmit a voice call using Internet data transfer and sharing protocols. A new entry, for as little as $100,000, could purchase the necessary equipment in order to make such a voice call function. As of the date of the filing of this prospectus, numerous smaller players have entered the market already. VoIP Action, a leading market research company following the VoIP industry, reports that there are currently 379 VoIP residential providers and 439 Small business VoIP providers in North America. (VoIP North America Director, VoIPAction, 2006). While barriers to entry to the marketplace exist including the requirement of further investment to build a successful company around the technology, the data from VoIP Action suggests that competition is increasing significantly. This increase can result in price erosion pricing, which could contribute to the reduction of profitability and growth of the company. While numerous providers have entered the market, we have not yet seen as yet pricing erosion in our market segments, however, this will be a factor over the next 3-4 years.

"We Are Exposed to Potential Liability Claims..." page 12

      42.   Please define "professional liability" and "clinical trial"

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------
RESPONSE

We have noted this comment and revised our disclosure to define professional liability. The disclosure has been clarified as follows:

            Professional liability is coverage specifically tailored to the delivery of our phone services to the end user. For example, a customer whose phone service is not functional due to a service outage may sue us for damages related to the customer's inability to make or receive a phone call (such as inability to call 9-1-1). Professional liability insurance exists to cover the Company for any costs associated with the legal defence, or any penalties awarded to the plaintiff in such cases.

      43.   Describe in greater detail the insurance you have.

RESPONSE

We have noted this comment and revised our disclosure to provide our current policies. The disclosure has been clarified as follows:

The company's current insurance policies cover theft and liability in our offices only. The company intends to purchase professional liability insurance which will help to defray costs to the company for defence against damage claims.

"Risks related to Our Common Stock could depress the price..." page 12

"Future Sales of Common Stock could depress the price..." page 12

      44. To the degree practical, disclose how many of the 32,893,843 shares are owned by persons who are not affiliates. Also describe those shares which would be subject to the Division's interpretive letter to Ken Worm dated January 21, 2000.

RESPONSE

We have noted this comment and revised our disclosure as follows:

            Effective April 28, 2005, the Company effected the reverse merger and reorganization with Teliphone Inc., a Canadian company. As OSK Capital II, Corp. was a blank check company 3,426,000 shares were eligible for resale under rule 144 on April 28, 2006, one year from the date of the merger with OSK

"Once publicly traded..." page 13

      45. We note that most of the disclosure on pages 13-14 is long and technical. Some of the information could be discussed in other parts of the prospectus, such as the plan of distribution section. Please revise the risk factors accordingly.

RESPONSE

We have noted this comment and revised our disclosure as follows:

            Our common stock is not listed on any exchange or quoted on any similar quotation service, and there is currently no public market for our common stock. We have not taken any steps to enable our common stock to be quoted on the OTC Bulletin Board, and can provide no assurance that our common stock will ever be quoted on any quotation service or that any market for our common stock will ever develop. As a result, stockholders may be unable to liquidate their investments, or may encounter considerable delay in selling shares of our common stock. unable to sell your common shares at or above your purchase price, which may result in substantial losses to you.

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------

"We will incur increased costs..." page 15

      46. In appears that this risk factor could apply to any issuer. Please revise to explain how the risk factor specifically applies to your company or remove.

RESPONSE

We have noted this comment and revised our disclosure to delete this risk factor.

Investors in our common stock will experience immediate and substantial dilution as a percentage of their holdings, page 15.

      47. Please provide separate disclosure for the common and preferred shares regarding number and value.

RESPONSE

We have noted this comment and revised our disclosure to clarify that we have no preferred stock.

Forward-Looking Statements, page 15

      48. We note your disclosure that the forward-looking statements apply only as of the date of this prospectus. Please note that you are required to amend your registration statement to update the information as required by Section 10(a)(3) of the Securities Act or to disclose any fundamental change in the information in the registration statement or additional or changed material information on the plan of distribution. Please disclose this obligation.

RESPONSE

We have noted this comment and revised our disclosure.

Use of Proceeds, page 16

      49. Provide the basis for your belief that you will sell all of the shares you are offering in this registration statement or remove the paragraph.

RESPONSE

We have noted this comment and revised our disclosure to more clearly detail the use of proceeds of funds received.

      50. Please revise this section to clearly discuss the circumstances that would require management to alter the use of proceeds from this offering and discuss alternatives to the currently stated uses. The disclosure should specifically state that the use of proceeds will not vary except in the circumstances you reference. It should also state how the use of proceeds would be different. Please refer to Instruction 7 to Item 504 of Regulation S-K for guidance. Also, please remove the

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------
            last sentence of this section in the third paragraph on page 17, which sentence begins: "In must be noted..."

RESPONSE

We have noted this comment and revised our disclosure to more clearly detail the use of proceeds of funds received.

      51. Separately state the offering expenses (approximately $100,000 plus 10% as disclosed in the prospectus summary) from the rest of the proceeds.

RESPONSE

We have noted this comment and revised our disclosure to separate the offering expenses from the rest of the proceeds.

      52. Please describe the use of proceeds if less than the maximum amount is raised, including the use of proceeds if only the minimum is raised. See Item 504 of Regulation S-b. Provide clear minimum/maximum scenarios since the minimum proceeds would be approximately $350,000 ($100,000 for legal/accounting + 10% proceeds for brokerage fees). According to your disclosure, it appears your maximum net proceeds would be $4.4 million, not $4.5 million as disclosed ($100,000 for legal/accounting + $500,000 in broker fees calculated as 10% of $5 million offering).

RESPONSE

We have noted this comment and revised our disclosure to more clearly detail the use of proceeds of funds received.

      53. Please discuss whether officers and directors will purchase shares in this offering, including purchases to reach the minimum.

RESPONSE

We have noted this comment and revised our disclosure to clarify that officers and directors will not be purchasing shares as part of this offering.

Professional and Brokerage Fees, page 17.

      54. Please clearly indicate here and in the plan of distribution section, whether the company has entered into negotiations with any broker-dealer to offer or sell the securities for the company. If yes, please name the broker-dealer and describe the negotiations and any agreements or likely agreements between the company and such broker-dealer.

RESPONSE

We have noted this comment and revised our disclosure to clarify that we have not entered into negotiations with any broker-dealer to offer or sell the securities for the company.

Product Development, page 17.

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------
      55. Please provide an estimate of the amount spent during each of the last two fiscal years on research and development activities. See
            Item 101(b)(10) of Regulation S-B. We note your statement that you currently spend "on average $150,000 per year on activities related to the continuous development and improvement of [y]our technology." Please reconcile this statement with the disclosure in the financial statements. Upon review of the audited financial statements, the company spent $128,771 in research and development for fiscal year 2005 and $0 in research and development for the year to date in 2006. Please be more specific than "on average $150,000 per year." In addition, substantiate your assertion regarding these amounts.

RESPONSE

We have noted this comment and revised our disclosure to more clearly detail our proposed Product Development expenditures.

      56. Please clearly indicate whether the funding of the $450,000 for research and development for the next 12 months will come from the proceeds raised in this offering. Please explain how the company will fund such research and development if the maximum is not raised.

RESPONSE

We have noted this comment and revised our disclosure to clarify that we are relying on the proceeds of this offering to fund this product development.

Fixed Costs, page 17.

      57. Please disclose the basis for your statement regarding an increase in your telecommunications and web-based traffic or remove.

RESPONSE

We have noted this comment and revised our disclosure as follows:

            Upgrades to telecommunications equipment and servers will be made in order to ensure adequate management of communication traffic growth for maintenance of superior quality of service for our customers.

Sales and Marketing, page 17.

      58. Ensure that you disclose the principal terms of all material agreements in the business section. Also file each agreement as an exhibit.

RESPONSE

We have noted this comment and revised our disclosure to include our material agreements as exhibits.

      59. Please disclose how the company will fund its investment of $900,000 into new clients for VoIP services if the maximum is not raised.

RESPONSE

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------
We have noted this comment and revised our disclosure to more clearly detail the use of proceeds of funds received, and to outline various spending scenarios based on the amount of funds that we intent to raise as a part of this offering.

      60. We note the statement that, "We require an investment to increase our customer base to a point where our profits can be reinvested to acquire additional clients. We estimate that this will be when we grow an additional 10,000 clients." We note that company's current cost of revenues and operating expenses greatly exceed operating revenues. Please provide a reasonable basis for the statement or remove. We further note the statement that, "At this level of customers, along with our existing customer base in this segment, we will have achieved an annualized rate for this segment of $2.8 million per year. Please provide a reasonable basis for the statement and include the cost of revenues and operating expense or remove. It appears that this discussion and similar disclosure may be more appropriate in the "Management Discussion and Analysis" section.

RESPONSE

We have noted this comment and revised our disclosure to remove this statement.

      61. It appears that you have changed the Pink Sheets symbol. Please advise us and revise the prospectus as appropriate. Also, explain in more detail the statement that your "Symbol shall change upon the acceptance... by NASSDAQ"

RESPONSE

We have noted this comment and revised our disclosure to clarify that there is no public market for our securities.

      62. Please substantiate your estimates of an average 3 minute phone call, $0.04 per call costs, etc.

RESPONSE

We have noted this comment and revised our disclosure to further revise and substantiate our proposed expenditures regarding this service.

      63. We note the statement that, "we anticipate that this will generate at least 5 million unique users, which could potentially generate up to $1.2M of annualized revenue on publicity alone." Please provide a reasonable basis for the statement and include the costs of revenues and operating expenses or remove. It appears that this discussion may be more appropriate in the MD&A section.

RESPONSE

We have noted this comment and revised our disclosure to remove this statement.

Determination of Offering Price, page 18.

64. We note the statement that "after consultation with our underwriters...". Please name your underwriters.

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------
RESPONSE

We have noted this comment and revised our disclosure, and, as there are no underwriters, have deleted this reference.

Dilution, page 19

      65. Your tabular disclosure does not agree to your narrative. For example, you present net tangible book value per share after the offering as $3,846,309, whereas your narrative correctly discloses this amount as $0.08. Ensure your tabular presentation includes the net tangible book value per share before and after the offering and the increase in net tangible book value per share attributable to new investors. Also, consider using a tabular presentation showing the components of the denominator and numerator of the pro forma book value per share calculation.

RESPONSE

We have noted this comment and revised our disclosure to include the following tabular representations of values per share:


Assumed public offering
   price per share                                                  $      0.25
                                                                    -----------
Net tangible book value
   per share as of June
   30, 2006                                                         $     (0.03)
                                                                    -----------
Increase in net tangible
   book value per share
   attributable to new
   investors                                                        $      0.11
                                                                    -----------
Net tangible book value
   per share after this
   offering                                                         $      0.08
                                                                    -----------
Dilution per share to new
   investors                                                        $      0.17
                                                                    -----------

Plan of Distribution, page 20

      66. Please name the officers that will be selling the common shares in this offering.

RESPONSE

We have noted this comment and revised our disclosure to clarify that the officers, George Metrakos and Robert Cajolet, have been named as those that will be selling the common shares in this offering.

      67.   Please file the subscription agreement as an exhibit.

RESPONSE

We have noted this comment and revised our disclosure to include the subscription agreement is filed as an exhibit.

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------
      68. Please revise the disclosure regarding the selling shareholders in accordance with the terms of the offering.

RESPONSE

We have noted this comment and revised our disclosure to include selling shareholders and the requisite disclosures.

Legal Proceedings, page 23

      69. We note that most of the disclosure in this section duplications the disclosure on page 25. Please revise to remove duplicative disclosure and to comply with Item 103 of Regulation S-B.

RESPONSE

We have noted this comment and revised our disclosure to delete the disclosure on page 25.

Directors, Executive Officers, Promoters and Control Persons, page 24.

      70. Please clarify why the directors of various company operations are named in this section. If they are required to be named, please include their names in the list and identify them as significant employees as applicable. Also clearly identify which company the officers, directors or significant employees are affiliated if different from Teliphone corp.

RESPONSE

We have noted this comment and revised our disclosure to include only executive officers and directors and deleted persons involved with daily operations of the company.

      71. For each officer, director and significant employee, please describe all employment during the past five years. See Item 401 (a)(4) of Regulation S-B. In the description, please include the name and business of the person's employer, beginning and ending dates of employment, the positions held and a brief description of the employer's business.

RESPONSE

We have noted this comment and revised our disclosure to include the following table:

                      Employer's name         Beginning and ending      Positions Held      Brief Description of Employer's
                                              dates of employment                           business
                  -----------------------   -----------------------   -------------------   -------------------------------
George Metrakos   Teliphone Inc.            Sep 1, 2004 to present    President             Telecommunications Company
                  Teliphone Corp.           Apr 28, 2005 to present   President, CEO, CFO   Holding Company
                                                                      and Director
                  United American Corp.     Nov 8, 2005 to present    Director              Holding Company
                  Metratech Retail          Mar 6, 2000 to Aug 31,    President & Founder   Supply Chain Management
                  Systems Inc.              2004                                            Software Company
Robert Cajolet    Teliphone Corp.           Jun 1, 2005 to present    Director              Holding Company
                  Tectacom Inc.             Jun 1, 1991 to present    President & Founder   Telecommunications Company
                  Nature Genetiks           Jul 1 2004 to present     Director              Holding Company
                  Capital Inc.

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------

                  Alphinat Inc.             Apr 1, 2004 to Oct 1      President             Business Solutions Software
                                            2005                                            Company
                  Multiple Awnings Inc.     Sept 1, 2002 to present   Vice President and    Household Recreational Products
                                                                      Director              Manufacturer
                  Coractive HighTech Inc.   Oct 1, 2005 to present    Chairman              Specialized Fibre Optic
                                                                                            manufacturing

      72. Please provide the name of the entity providing the award to Mr. Metrakos.

RESPONSE

We have noted this comment and revised our disclosure to include that the entity that awarded Mr. Metrakos was the City of Montreal Chamber of Commerce youth wing.

      73. Please describe how Mr. Ratthe "leads" the team of 60 resellers and two sales representatives.

RESPONSE

We have noted this comment and revised our disclosure to remove Mr. Ratthe as he is not an Officer, Director or significant employee of the company.

Compliance with Section 16(a) of the Exchange Act, page 25

      74.   Please update this section.

RESPONSE

We have noted this comment and have disclosed the following:

            For the fiscal year ending September 30, 2004, all of the Company's officers, directors and principal shareholders are delinquent in filing reports required under Section 16(a) Code of Ethics. The Company has adopted a code of ethics which applies to its principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions. A copy of the code is attached to this prospectus as Exhibit 14.

      75. In the last sentence, replace the word "report" when you refer to the registration statement or prospectus.

RESPONSE

We have noted this comment and have revised the disclosure to include the proper terminology.

Compensation of Board Members, page 26.

      76. Provide an appropriate heading for the executive compensation section.

RESPONSE

We have noted this comment and have revised the disclosure to show the heading as "Executive Compensation"

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------

      77. In conformity with Item 402 of Regulation S-B, provide a table or tables for executive compensation for the past three completed fiscal years for the company and its acquisition.

RESPONSE

We have noted this comment and have revised the disclosure as follows:

                                                                              Long Term Compensation
                                                       --------------------------------------------------------------------
                                Annual Compensation                 Awards                             Payouts
                              ----------------------   -------------------------------   ----------------------------------
                                                                                          Securities
                                                                                          Underlying              All Other
                                                       Other Annual   Restricted Stock   Options/SARs     LTIP     Compen-
Name and Principal Position   Year    Salary   Bonus   Compensation       Award (s)           (#)       Payouts    sation
---------------------------------------------------------------------------------------------------------------------------

GEORGE METRAKOS               2005   $48,000      --             --            961,538             --        --          --
President, Chief
Executive Officer, CFO
and Director
                              2004   $ 4,000      --             --                                --
                              2003        --      --             --                 --             --        --          --
Robert Cajolet                2005        --      --             --          1,250,000             --        --          --
Director
                              2004        --      --             --                 --             --        --          --
                              2003        --      --             --                 --             --        --          --

      78. We note the disclosure that Mr. Metrakos is "currently compensated $50,000 annually through our majority-owned subsidiary Teliphone Inc." Please explain the company structure and describe this structure in more detail in the description of business section. Also describe the other "subsidiaries". We may have further comment.

RESPONSE

We have noted this comment and have revised the disclosure as follows:

      Teliphone Corporation (the "Company") was incorporated in the State of Nevada on March 2, 1999 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. Effective April 28, 2005, the Company achieved its objectives with the reverse merger and reorganization with Teliphone Inc., a Canadian company. On August 18, 2006, we changed our name from OSK Capital II Corp. to Teliphone Corp.

      As a result of the merger and re-organization, Teliphone Inc., a Canadian Company became our wholly owned subsidiary. On July 14th, 2006, the Company entered into a Letter of Intent with Intelco Communications in order to sell off approximately 25% of the subsidiary Teliphone Inc. in return for additional investment in the company. As a result of this transaction, Teliphone Inc. will remain a majority-owned subsidiary of the Company. The Company does not have any other subsidiaries.

Security Ownership of Certain Beneficial Owners and Management, page 26

      79.   Please update the table

RESPONSE

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------

We have noted this comment and have revised the disclosure as follows:

                                                      SHARES
                                                   BENEFICIALLY   PERCENT
NAME                              TITLE OF CLASS     OWNED (1)    CLASS(1)
---------------------------------------------------------------------------
George Metrakos(2)                    Common            961,528       2.9%
Robert Cajolet(3)                     Common          1,250,000       3.8%

Officers and Directors                Common          2,211,528       6.7%
As a Group (2 persons)

United American Corporation (3)       Common         25,737,785      78.2%

Officers, Directors and
Certain Beneficial Owners
As a Group (3 persons)                Common         27,949,312      85.0%

(1) Applicable percentage of ownership is based on 32,893,843 shares of fully diluted common stock effective November 23, 2006. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options that are currently exercisable or exercisable within sixty days of September 30, 2005 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2) George Metrakos controls 961,528 shares of his stock through Metratech Business Solutions Inc of which he is the beneficial owner.

(3) Robert Cajolet controls his stock through XIPE Management Corp, and Beverly Hills Trading Corp.

(4) United American Corporation is the founder of Teliphone Inc. On October 23, 2006, Shareholders of United American Corp voted in the majority to spin off its holdings of Teliphone Corp. through a pro-rata distribution of Teliphone Corp. shares to United American Corp. Shareholders. The effective date of the spin-off was October 30, 2006. United American Corp and Teliphone Corp. are awaiting instructions from the Depository Trust Corporation regarding fractional share issuances required by brokers in order to complete the distribution. The distribution of shares to United American Shareholders will occur in December, 2006.

      80. Please state in the table whether the named beneficial owners hold outstanding options. If yes, provide a footnote to the owner's name in the table. Disclose the number of options in the footnote.

RESPONSE

We have noted this comment and there are no options issued and outstanding.

      81. In Note 3 to the beneficial ownership table you have stated: "UAMA [United American Corporation], which owns 78.2% shares of common stock of the registrant] intends to pay a special dividend of Teliphone's shares to its shareholders once Teliphone is trading and is financially independent of its founding parent." Please disclose the number of shares it will include in the special dividend. Also, explain when Teliphone will be "financially independent of its founding parent."

RESPONSE

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------

On October 10, 2006 United American Corporation filed its Definitive Proxy Statement on form DEF 14A. Item 4 of this proxy statement is the following:

"To approve a plan to spin-off Teliphone Corp. ("Teliphone"), a majority-owned subsidiary of United American Corporation"

Shareholders of United American Corporation have voted at their Annual General Meeting of Shareholders held on October 23rd, 2006 in favour of the spin-off of Teliphone Corp. and is paying its shareholders its holdings of 25,737,785 shares of the common stock of Teliphone Corp. on a pro rata basis to its shareholders.

As a result, the Note 3 disclosure is no longer required.

      82. We note the statement in Note 1 under the table of beneficial owners that "Applicable percentage of ownership is based on 32,893,843 shares of fully diluted common stock." In view of your disclosure that the number of outstanding shares is 31,089,520, the above statement could, but not necessarily does, indicate that you are registering stock underlying options. Please advise us of the following uncertainty and make any applicable changes in the disclosure.

RESPONSE

The Company confirms that we are not registering stock underlying options.

Description of Securities, page 27

Common Stock, page 27

      83.   Please describe any dividend and pre-emption rights as required by
            Item 202(a) of Regulation S-B.

RESPONSE

We have noted this comment and have revised the disclosure as follows:

            The holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our Board of Directors; (ii) are entitled to share in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
            (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and
            (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

Disclosure of Commission Position of Indemnification for Securities Act
Liabilities: Anti-Takeover, Limited Liability and Indemnification, page 27

      84.   Please provide the disclosure required by Item 510 of Regulation
            S-B.

RESPONSE

We have noted this comment and have revised the disclosure as follows:

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------

            Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

            In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

Certain Relationships and Related Transactions, page 29

      85. Ensure that you disclose the related transactions, providing all the information Item 404 of Regulation S-B requires, including, but not necessarily limited to the loan payable to the related party, as shown on page 3.

RESPONSE

The Company other than its borrowings does not engage in significant related party transactions. The loans payable have been disclosed as they represent the related party transactions of the Company. Please refer to the cash advance agreement between The Company and its former parent company, United American Corporation filed in the exhibits. There are no other related party transactions.

Accounting Matters, page 29

      86. Please revise the statement that, "Both Legal Counsel and Experts have no interest in this registration statement..." to include the August 18, 2006 issuance of 25,000 shares of stock to Joseph I. Emas, counsel, as disclosed on page II-2 of the registration statement. Revise the "Interest of Named Experts and Counsel" section accordingly.

RESPONSE

We have noted this comment and have revised the disclosure as follows:

            . . . except that Mr. Joseph I. Emas, Attorney at Law, Miami, Florida, has received 25,000 shares of our common stock.

Additional Information, page 29.

      87. Please revise to provide the correct street address of the Commission, that is, 100 F Street, NE.

RESPONSE

We have noted this comment and have revised the disclosure.

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------

      88. Please remove the language "are qualified in their entirety by reference to each such contract..." Alternatively, state that all material terms of each contract are disclosed in the prospectus.

RESPONSE

We have noted this comment and have revised the disclosure.

Description of Business, page 31

      89.   Please revise the business section to remove duplicative disclosure.

RESPONSE

We have noted this comment and have revised the disclosure to remove duplicative disclosure in the amended filing.

      90. Please substantially revise your document, particularly the business section, replacing the technical jargon and language with plain English so that the ordinary reasonable investor can understand your disclosure. For example, the disclosure on page 32 that "VoIP communications are carried as data packets and require a broadband Internet connection that has sufficient bandwidth to deliver uninterrupted data" is disclosure that should be revised into plain English. Also, special terms that would not be understood by the ordinary reasonable investor should be defined the first time they are used. Please refer the Staff Legal Bulletin 7 and its update, which are located at http://www.sec.gov/interps/legal/slbcf7.htm and http://www.sec.gov/interps/legal/cfslb7a.htm, respectively and revise your disclosure accordingly.

RESPONSE

We have noted this comment and have revised the disclosure to include plain English descriptions.

      91. We note various comparative factual assertions, qualitative statements, and projections throughout your registration statement, especially, but not limited to your business section. Please note that the reasonable basis for all such assertions, statements, and projections must have a reasonable basis and be clear from text of the prospectus. Please provide us with the reasonable basis of support for such statements and summarize the support in your disclosure. If a third party is the source of the information, please name the third party and the publication where the information can be found. If the information is not readily available to the public, please file the third party's consent to being named in the prospectus and to the summary contained in the disclosure. If you cannot provide us with the reasonable basis for these assertions, you should delete them.

RESPONSE

We have noted this comment and have revised the disclosure to provide reasonable basis for any assertions.

      92.   We note that a significant amount of the disclosure in the business section is promotional rather than factual. Please significantly revise the business section to remove promotional statements.

RESPONSE

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------

We have noted this comment and have revised the disclosure to delete promotional information.

Company History: Organization within the Last Five Years, page 31.

      93. Please describe the business combination between Teliphone Inc. and OSK Capital II Corp. See Item 101(a) of Regulation S-K. Please disclose the principal terms of the combination, name the parties negotiating the combination, disclose the method used in determining the acquisition price, name any third parties that were involved in the combination and the compensation paid to them, and disclose the effects of the acquisition on the management and control persons of OSK Capital II. Disclose any relationship between OSK Capital II, its officers, directors and affiliates and Teliphone Inc. prior to the combination. Also, disclose whether finders' fees or consulting agreements were provided as part of the combination. Please file all agreements relating to the combination as exhibits.

RESPONSE

We have noted this comment and have revised the disclosure.

The details of the merger and re-organization, along with the principal negotiators of the agreement are as follows:

The merger and re-organization of April 28, 2005 was a business combination between Teliphone Inc. and OSK Capital II Corp. As a result, Teliphone Inc. became a wholly-owned subsidiary of OSK Capital II Corp.

The Principal terms of the combination were that a recapitalization occurred as a result of the reverse merger. The shareholder's equity of OSK Capital II Corp. became that of Teliphone Inc. Original shareholders of OSK Capital II Corp. maintained their shareholdings of OSK Capital II Corp. and new treasury shares of OSK Capital II Corp. were issued to shareholders of Teliphone Inc.

The parties who negotiated the merger and reorganization agreement were:

            o George Metrakos, President of Teliphone Inc. who became President CEO of OSK Capital II Corp. George Metrakos was not compensated in this transaction. George Metrakos already owned 3.9% of Teliphone Inc. prior to the combination and hence received the 961,528 shares of Corp. in exchange for his 4 shares of Teliphone Inc. These shares are listed under Metratech Business Solutions Inc., a wholly-owned company of George Metrakos.

            o Robert Cajolet, President and CEO of Teliphone Corp. who stayed on the board of OSK Capital II Corp. after the transaction as director. Robert Cajolet was compensated with the issuance of 1,250,000 restricted shares of the Company stock (1,000,000 shares currently held within 2,000,000 share block of Beverly Hills Trading). He was not provided any monetary compensation.

            o Benoit Laliberte, President and CEO of United American Corp. at the time. He did not receive any compensation in the transaction, however United American Corp received 24,038,462 shares of Corp. in exchange for their 100 shares of Teliphone Inc.

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------

            o Francis Maillot, Former President and CEO of OSK Capital II Corp prior to Robert Cajolet, during negotiations acting as broker from Beverly Hills Trading Corp. Beverly Hills Trading Corp. received a total of 2,000,000 shares of OSK Capital II Corp., and are the beneficial owner of 1,000,000 of them (see Robert Cajolet, above)

      94. Please clearly indicate here and throughout the registration statement, whether Teliphone Inc. merged into Teliphone Corp. (OSK Capital II Corp.) whereupon Teliphone Corp. became the surviving entity.

RESPONSE

We have noted this comment and have revised the disclosure.

      95. Please explain the spin-off in more detail, including the purpose of the spin-off and when the company determined to enter into the spin-off. Please explain whether the spin-off was a consideration when entering into the merger with Teliphone Inc.

RESPONSE

We have noted this comment and have revised the disclosure as follows:

            On October 30, 2006, United American Corporation spun off their share position in our Company through the pro rata distribution of their 25,737,785 shares to their shareholders. Although there were no contractual obligations on the part of the company or United American Corporation, this spin off was part of a long term strategy of United American Corporation.

      96. Ensure that you disclose the principal terms of all material agreements you have referenced. Also, name the parties to all the material agreements which you have referenced. In addition, file them as exhibits.

RESPONSE

We have noted this comment and have revised the disclosure to include all referenced agreements as exhibits.

Business Overview, page 32

      97. Please explain and disclose the basis of your description "high growth market segment effective" in the first paragraph of this section. If you cannot provide a reasonable basis for the statement, you should remove it. Also, disclose the basis of the growth rate in new VoIP subscribers in the fourth and fifth paragraphs.

RESPONSE

We have noted this comment and have revised the disclosure.

      98. In the first paragraph at the top of page 34, provide an estimate of your revenues during the last fiscal year in each of Quebec, Ontario and the state of New York.

RESPONSE

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------

We have noted this comment and have revised the disclosure to eliminate the regions of Ontario and the state of New York as sales territories, as sales to this area are not material.

      99. We note the statement that "Teliphone agreed to issue 35 class A voting shares of its common stock". Please explain this class A voting shares of common stock in the "Description of Securities" section. Please clarify whether the class A voting shares is a separate class than the common stock to be sold in this offering. If so, please explain the differences and include the class in the beneficial ownership table. Also, include the issuances of these securities as required under Item 26 of the registration statement. We may have further comment.

RESPONSE

We have noted this comment and have revised the disclosure to delete any reference to any Class A shares as the Company has not authorized such shares. This was a reference to Teliphone Inc.'s class shares. The disclosure has been revised to further clarify.

      100. In the second paragraph on page 34, please clarify whether the registrant, Teliphone Corp. plans to issue securities. Please disclose the status of Teliphone Inc.

RESPONSE

We have noted this comment and have revised the business section disclosure.

      101. Please explain in more detail the statement that "Teliphone also agreed to make available to the customers of Intelco Communications certain proprietary software for broadband telephony use."

RESPONSE

We have noted this comment and have revised the business section disclosure.

Products and Services, page 34

      102. Please describe in more detail the statement "value-added telecommunications."

RESPONSE

We have noted this comment and have revised the business section disclosure.

VoIP Phone Market, page 34

      103. Describe in greater detail the basis for the assertions in this section or remove.

RESPONSE

We have noted this comment and have revised the business section disclosure.

Services Sold Direct to Customer, page 34

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------

teliPhone Mobile VoIP and Single Point of Contact services (MobilNation), page
34

      104. On page 35, explain, or cross-reference an explanation of, the company's Retail Sales Points.

RESPONSE

We have noted this comment and have revised the business section disclosure.

Wholesale Services, page 36

      105. Identify the other party to the Preliminary Letter of Intent. Also, disclose the status of the negotiations with the other telecommunications resellers.

RESPONSE

We have noted this comment and have revised the business section disclosure.

CallOnA.com, page 36

      106. Please provide us the documents, or excerpts from the documents, on which you have based your statements regarding the research of The Kelsey Group.

RESPONSE

We have noted this comment and have revised the business section disclosure to delete references to the Kelsey Group.

Growth Strategies, page 38.

      107. In the last paragraph on page 38, please define "white-label partnerships".

RESPONSE

We have noted this comment and have revised the business section disclosure to delete references to white label partnerships.

Phase 2... page 39

      108.  Update this section to the latest date practicable.

RESPONSE

We have noted this comment and have revised the business section.

Advertising and Marketing, page 39.

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------

      109. Ensure that you describe the principal terms of all material agreements you have referenced in this section. File each as an exhibit, including, but not limited to, the October 12, 2004 agreement with XO Communications Inc.

RESPONSE

We have noted this comment and have revised the business section.

Intellectual Property, page 41.

      110. Describe the intellectual property which you referenced and your ownership interests.

RESPONSE

We have noted this comment and have revised the business section.

VoIP E-911 Matters, page 43

      111. Update the second paragraph of this section to the latest date practicable.

RESPONSE

We have noted this comment and have revised the business section.

Provisions of 911 Services, page 44.

      112.  Update the first paragraph to the latest date practicable.

RESPONSE

We have noted this comment and have revised the business section.

Our Employees, page 44

      113.  Please disclose the number of full-time employees as required by
            Item 101(b)(12) of Regulation S-B

RESPONSE

We have noted this comment and have revised the disclosure to include the following:

The company has seven full time employees and two additional part time employees.

Retail Outlets, page 45

      114.  Please describe the company's relationship to the retail outlets.

RESPONSE

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------

We have noted this comment and have revised the business section.

Management's Discussion and Analysis of Financial Condition Plan of Operations, page 45.

      115. We believe your MD&A section could benefit from expanded "Overview" sections that offer investors and introductory understanding of Teliphone Corp. and the matters with which management is concerned primarily in evaluation the company's financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earns or expects to earn revenues and income; the identity of the company's primary business lines, location(s) of operations and principal services' and insight into material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both the subheading and the MD&A section in general, please refer to: http://www.sec.gov/rules/interp/33-8350.htm. See also Item 303 of Regulation S-K.

RESPONSE

We have noted this comment and have revised the MD&A section.

Results of Operations, page 46

      116. For each period discussed, please revise MD&A to describe and quantify your sources of revenue (ie. residential and business) consistent with your response to our prior comment 2. Also, revise to discuss the amount of research and development expenses for each period presented.

RESPONSE

For the period ending September 30, 2005, we earned total revenues of $183,253 from Residential and Business Customers. Our Residential customers accounted for $161,453 and our Business customers accounted for $21,800.

We will update our disclosure to include the following:

            The Company recorded sales of $183,253 for the year ended September 30, 2005 as compared to $3,447 for the period August 27, 2004 through September 30, 2004. This revenue was derived from the sale of VoIP hardware and services to Residential ($161,453) and Business ($21,800) customers. For the period ending September 30, 2004, all revenues were attributed to Residential customers.

Liquidity and Capital Resources, page 48

      117. Please revise your disclosure to include an analysis of the components of the statements of cash flows (ie. operating, investing and financing activities) that explains the significant period-to-period variations in the line items for the interim period ended June 30, 2006.

RESPONSE

We have noted this comment and have revised the MD&A section.

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------

      118. Please revise to discuss the fact that you are in the process of raising monies by offering 20,000,000 shares of common stock at $0.25 per share. Disclose how you intend to use the funds generated (3g. repay debt, working capital, etc.).

RESPONSE

The Company has revised its disclosure in order to include the following information regarding use of proceeds through the current offering.

            The Company has undertaken a private placement of 20,000,000 of its shares of common stock at $0.25 per share. The Company anticipates proceeds of this offering to be approximately $4,750,000 after the payment of closing costs of approximately $250,000.

            The Company anticipates utilizing these proceeds to continue to pursue and carry out its business plan, which includes marketing programs aimed at the promotion of the Company's services, hiring additional staff to distribute and find additional distribution channels, search for additional companies to bring under the corporate umbrella and enhance the current services the Company is providing, and compliance with Sarbanes - Oxley Section 404."

Certain Relationships and Related Transactions, page 50

      119. Some of the information on pages 50-52 duplicates disclosure in other parts of the prospectus. Please revise to remove duplicative disclosure.

RESPONSE

We have revised our disclosure in order to remove duplicative disclosure

Market for Common Equity and Related Stockholder Matters, page 50.

      120. It appears there is a typographical error in this section regarding the minimum offering. Please reconcile the disclosure in this section, which states that the minimum offering is 20,000,000 shares, with the cover page which states that 2,000,000 shares is the minimum offering.

RESPONSE

We have noted this comment and have revised the typographical error.

      121. Please disclose the amount of common stock that could be sold pursuant to Rule 144 under the Securities Act as required by Item 201 of Regulation S-B. Please disclose the amount of securities that are subject to the Division's interpretive letter to Ken Worm dated January 21, 2000.

RESPONSE

We have noted this comment and revised our disclosure as follows:

            Effective April 28, 2005, the Company effected the reverse merger and reorganization with Teliphone Inc., a Canadian company. As OSK Capital II, Corp. was a blank check

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------

            company 3,426,000 shares will be eligible for resale under rule 144 on April 28, 2006, one year from the date of the merger with OSK.

Outside Back Cover Page of the Prospectus

      122. The advice to dealers of their prospectus deliver requirements should be on the outside back cover page of the prospectus, rather than the inside front cover page, where you have placed it. See Item 502 (b) of Regulation S-B.

RESPONSE

We have noted this comment and revised our disclosure (for the back cover page) as follows:

                     Dealer Prospectus Delivery Obligation

"Until ______________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions."

Audited Financial Statements

Report of Independent Public Accounting Firm-2004

      123. We note that you responded to our prior comments 3 and 5 by filing the report cover the shell company's financial statements for fiscal years 2003 and 2004. The shell company's financial statements and related audit reports are irrelevant due to the reverse acquisition. Please delete this report from the registration statement and file an audit report covering the restated 2004 financial statements of Teliphone. Note that the audit report dated July 13, 2005 covering the 2004 financial statements of Teliphone as filed in the merger Form 8-K may not be filed in the SB-2 unless it is redated or dual-dated to reflect the subsequent audit of the US GAAP-based financial statements and the retroactive restatement to reflect the effect of the reverse acquisition.

RESPONSE

The Company will delete this report from the registration statement in its amendment. The company will request a redated letter in order to reflect the subsequent audit of the US GAAP-based financial statements and the retroactive restatement to reflect the effect of the reverse acquisition.

Statement of Operations

      124. We note that Teliphone reported a net loss of $31,220 for the period from August 27, 2004 to September 30, 2004 in the amended Form 8-K filed on April 7, 2006 yet the financial statements for this period as filed in the SB-2 report a net loss of $29,530, a difference of $1,690. It appears that the difference represents Accumulated Other Comprehensive Income (Loss), please explain why it is included in net loss in the 8-K.

RESPONSE

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------

The 8-K financials were prepared by a predecessor auditor, who inadvertently included the translation losses resulting from the foreign currency in the statement of operations rather than the accumulated other comprehensive income
(loss). The reclassification was immaterial and the predecessor approved the change and it will be covered in their amended report letter in the amended SB-2.

Statement of Stockholder's Equity

      125. Your statement of stockholder's equity does not appear to properly present the recapitalization. The initial capitalization at August 27, 2004 and net loss and accumulated comprehensive loss for 2004 should be that of Teliphone, except the initial number of shares issued (100) should be adjusted to reflect the exchange ratio inherent in the merger. Accordingly, we would expect to see 27,010,000 shares issued during 2004 and outstanding at the end of that year. The valuation of those shares should remain unchanged. The recapitalization should be reflected in the period in which it occurred, the fiscal year ended September 30, 2005. The recapitalization transaction should assume the issuance of 3,416,000 shares to the shell company along with the par value (ie. $3,416) and related additional paid-in capital (ie. $66,554). Finally, the accumulated deficit of the shell company at the acquisition date should be eliminated with an offsetting entry to additional paid-in capital. Further adjustments to additional paid-in capital may be required.

RESPONSE

The company understands your comment and has made the necessary adjustments to the amended financial statements as noted in the amended filing.

      126. In connection with the comment above, please revise your calculation of weighted average shares and earnings per share for the years ended September 30, 2004 and 2005.

RESPONSE

The company understands your comment and has made the necessary adjustments to the amended financial statements as noted in the amended filing.

Notes to Audited Financial Statements

Note 2-Summary of Significant Accounting Policies

Revenue Recognition

      127. Please revise your revenue recognition policy to clarify how and when you recognize activation and disconnect fees (e.g. over term of service contract). In connection with your response, tell us how your revenue recognition policy complies with the guidance in Question 1 of Section A(3)(f) of SAB 104.

RESPONSE

The Company has amended its revenue recognition policy. Below is the revisions made to the Company's policy on activation and disconnect fees. This policy is in compliance with SAB 104, and is consistent with other providers in this industry.

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------

            Activation and Disconnect Fees

            The Company also generates revenue from initial activation fees associated with the service contracts, and disconnect fees associated with early termination of service contracts. These fees are included in service revenue as they are considered part of the service component when the service is delivered or performed.

      128. Please revise your revenue recognition policy to clarify how and when you record commissions paid to wholesalers (e.g. as an expense or adjustment to revenue). In connection with your response, tell us how your policy related to these commissions complies with the guidance in Issue 1 of EITF 01-9.

RESPONSE

The Company has amended its revenue recognition policy. Below is the revisions made to the Company's policy on commissions paid to wholesalers. This policy is in compliance with EITF 01-9, and is consistent with other providers in this industry.

            Commissions Paid to Wholesalers

            Commissions paid to wholesalers is recognized as a cost of sales due to the Company receiving an identifiable benefit in exchange for the consideration, and the Company can reasonably estimate the fair value of the benefit identified. Should the consideration paid by the Company exceed the fair value of the benefit received, that amount would be reflected as a reduction of revenue when recognized in the Company's statement of operation.

      129. For your retail sales, we note you refund the customer the equipment charge over a three-month period if the customer satisfies the minimum service period. Since you refund the equipment charge to customers when minimum service requirements are met, it appears that the price of the equipment is neither fixed nor determinable and cannot be recognized as revenue in accordance with SAB 104. Furnish a complete explanation of how you recognize revenue relating to equipment, how you account for the refund, and identify the minimum service period. Please reference the specific literature that supports your accounting policy and explain how the literature is applicable to your fact pattern. Provide the accounting for a sample transaction involving the sale of equipment to a customer through a re-seller. Please revise your revenue recognition policy to clarify your accounting for equipment sales and refunds.

RESPONSE

The Company believes that the recognition with respect to its customer equipment does meet the requirements of SAB 104, as the price is determinable, and should its customers meet the minimum service requirements, the price is refunded through their service revenue.

The Company has amended its revenue recognition policy. Below is the revisions made to the Company's policy on customer equipment. This policy is in compliance with SAB 104, and is consistent with other providers in this industry.

            Customer Equipment

            For retail sales, the equipment is sold to re-sellers at a subsidized price below that of cost and below that of the retail sales price. The customer purchases the equipment at the retail price from the re-seller. The customer accepts the terms of the service agreement upon activation by credit card. Should the Company's customers meet the minimum service requirements, the fee paid by the customers for the equipment would be refunded through monthly service billing. This refund is reflected in customer equipment revenue.

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------

            Customer equipment expense is recorded to direct cost of goods sold when the hardware is initially purchased from our suppliers.

            For wholesale customers, there are no refunds for equipment. The Company does not subsidize equipment sales to wholesale customers.

            Note 10- Subsequent Events

      130. We reviewed your response to our prior comment 7. Your response did not address our comment. As you plan to account for the transaction with IPhonia as an asset acquisition, tell us how you determined this accounting treatment, and related reporting requirements, is consistent with Rule 11-01 (d) of Regulation S-X. Please provide us with an analysis that addresses each of the conditions of Rule 11-01(d) of Regulation S-X. If this transaction is considered to be a business combination that is material at the 50% level, financial statements of IPhonia are required to be filed in the SB-2.

RESPONSE

The Company had disclosed the fact that it has entered into an agreement with Iphonia dated December 7, 2005. The Company and Iphonia have not closed on this transaction as of yet, and once the transaction is completed, should it be completed, the Company will report the transaction in accordance with the appropriate reporting requirements.

The updated disclosure is as follows:

            On December 7, 2005, the Company entered into, in conjunction with United American Corporation, a related party, a Customer and Asset Acquisition and Software Licensing Agreement with Iphonia, Inc., a Quebec corporation.

            The proposed agreement requires transfer of Iphonia Inc.'s. clients and services to the Company along with the sale of various telecommunications equipment.

            The proposed agreement with Iphonia although signed in December 2005, has not actually commenced due to the Company being unable to currently provide the necessary services to the customer base of Iphonia. There is no timeframe for actual commencement of this agreement. The Company is currently evaluating the terms of the agreement, and will revise this agreement should the parties agree to the new terms.

Interim Financial Statements

General

      131. Please reconcile the amounts presented in the financial statements for the period ended June 30, 2005 with those presented in Form 10-QSB/A filed June 13, 2006 for the period ended

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------

      June 30, 2005. Tell us why several of the figures have changed, including revenue, gross profit, net loss, earning per share and total cash flows from each category (0perating, investing, financing).

RESPONSE

Any of the adjustments made in the restatement of the financials as filed using form 10-QSB/A were a result of verifications by our new auditor, Michael Pollack, CPA.

Interim Statements of Operations

      132. Please revise to disclose earnings per share information for each period presented in accordance with SFAS 128.

RESPONSE

The Company's financial statements include per share information for all periods presented.

Notes to Financial Statements

Note 10-Subsequent Events

      133. Tell us how you plan to account for each component (e.g. Teliphone stock issuance and valuation, line of credit, software license, etc.) of the agreement with 3901823 Canada Inc. entered into in July, 2006. Please cite the relevant authoritative literature supporting each of your conclusions.

RESPONSE

As noted in the disclosure, Teliphone Inc. issued 35 Class A common shares representing 25.2% of the issued shares of Teliphone inc to 3901823 Canada Inc. In return, Teliphone Inc. received and/or will receive use of office space, use of Intelco com data center for Teliphone Inc equipment and use of Intelco's broadband telephony network for the period of 1 year. 3901823 Canada Inc., Intelco and Teliphone Inc. agreed that the value of these services was Cdn$144,000. This will be a prepayment on Teliphone Inc.'s balance sheet will be offset monthly as the services are delivered.

The line of credit is a separate transaction which will be reflected by Teliphone Inc. as a liability when they draw down on the line of credit.

Under FASB-115, 3901823 Canada Inc. will record the investment in Teliphone Inc. as an equity investment, and will own 25.2% of the issued and outstanding Class A shares of Teliphone Inc.

Teliphone Inc. will recognize the issuance of shares at the full value of the services to be provided, which is Cdn$144,000.

Exhibit 23.3-Cosent of Independent Registered Public Accounting Firm

      134. We note Schwartz Levitsky Feldman consented to the use of an audit report that was not actually included in your registration statement. Please revise to provide a current consent from Schwartz Levitsky Feldman LLP for the audit report that is included in your filing.

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------

RESPONSE

We have updated the disclosure in the amended filing to provide a current consent from Schwartz Levitsky Feldman LLP for the audit report that is included in your filing.

Other Regulatory

      135. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide current consents of the independent accountants in any amendments.

RESPONSE

We have updated the disclosure in the amended filing to provide a current consent from Schwartz Levitsky Feldman LLP for the audit report that is included in your filing.

Part II

Recent Sales of Unregistered Securities, Page II-2

      136. In this section, please describe each transaction in which the company has sold unregistered securities in the last three years as required by Item 701 of Regulation S-B. For example, we note the disclosure in Note 6 to the Condensed Consolidated Financial Statements of OSK Capital II Corporation that on August 11, 2005, the company entered into 10% convertible debentures with various individuals. Please describe each issuance of securities, including the names of the individuals, the exemption under the federal securities laws and the facts relied upon to make the exemption available.

RESPONSE

We have noted this comment and revised our disclosure.

      137. For each of the transactions involving the issuance of the company's restricted stock on August 18, 2006, please describe the facts relied upon to make the exemption available. For example, financial sophistication, general solicitation, etc.

RESPONSE

We have noted this comment and revised our disclosure to include the exemption.

      138. For the shares which you have issued in exchange for services, please disclose the type and extent of services the recipient of the shares has provided.

RESPONSE

We have noted this comment and revised our disclosure.

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------

      139. Please explain the statement "[w]e likewise issued the following securities on August 18, 2006 as restricted stock in order to convert debt from our parent company United American Corporation into common stock." Please describe the issuance of debt.

RESPONSE

We have noted this comment and revised our disclosure.

      140. For the shares you have issued to your parent in return for debt, disclose whether the parent or a subsidiary of the parent lent you the money and disclose the amount of the debt you have repaid. Also ensure that you include transactions in this regard in the certain relationships section, as appropriate.

RESPONSE

We have noted this comment and revised our disclosure.

      141. Please describe any issuance of the company's securities in connection with the reverse merger of OSK Capital II with Teliphone Inc.

RESPONSE

We have noted this comment and revised our disclosure.

      142. In this section, please describe the proposed spin-off and how the transaction complies with each element of Staff Legal Bulletin No.
            4. In particular, please describe whether the parent, United American Corporation, has held the "restricted shares" of Teliphone Corp. of Nevada for two years as required by SLB 4. We note the disclosure in this section that the company issued its securities to United American Corporation on August 18, 2006 as "restricted stock". Please describe each transaction in which United American Corp. acquired the 25,737,785 shares of the company's common stock as disclosed on page 26. We may have further comment.

RESPONSE

In response to this comment, the Company discloses on a supplemental basis that the spin-off complies with Staff Legal Bulletin No. 4 because it, as the subsidiary, is registering the spun-off shares. This Registration Statement on Form SB-2 has been amended to include the restricted shares issued in the spin-off. The Company is in compliance with four of the elements in Staff Legal Bulletin No. 4, but acknowledges that United American Corporation had not held the spun-off securities for at least two years. For this reason, the Company has included the spun-off shares in the Amended Registration Statement in compliance with Staff Legal Bulletin No. 4. In response to this comment, the Company discloses on a supplemental basis that the spin-off complies with Staff Legal Bulletin No. 4 because it, as the subsidiary, is registering the spun-off shares. This Registration Statement on Form SB-2 has been amended to include the restricted shares issued in the spin-off. The Company is in compliance with four of the elements in Staff Legal Bulletin No. 4, but acknowledges that United American Corporation had not held the spun-off securities for at least two years. For this reason, the Company has included the spun-off shares in the Amended Registration Statement in compliance with Staff Legal Bulletin No. 4. United American Corporation received their shares as part of the exchange for all of the outstanding shares of stock of Teliphone, Inc

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------

Exhibits

      143. Please file as an exhibit a list of all your subsidiaries, the state or other jurisdiction of incorporation or organization of each, and the names under which such subsidiaries do business. See Item 601 of Regulation S-B.

RESPONSE

We have noted this comment and added Exhibit 21: Subsidiaries.

      144. Please comply fully with Item 601(a)(1)(10) of Regulation S-B regarding the need to file material agreements. We note that you have filed none of the several agreements which you have referenced in the prospectus. Examples include the rental agreement and the cash advance agreement between related companies, 3894517 Canada Inc. and Teliphone Inc. See also Item 601(b)(10).

RESPONSE

We have noted this comment and have added all the referenced agreements as exhibits.

            145. We have reviewed the legality opinion. Please ask counsel to revise as follows:

            o Reference the state of Nevada exclusively, rather than sometimes referencing the state of Delaware; and

            o Please revise number three of the opinion if appropriate. The prospectus provides conflicting disclosure as to whether the shares are being offered by the company or by selling shareholders. Please resolve this issue before counsel revises the opinion.

RESPONSE

We have noted this comment and had the legal opinion revised.

Signatures

            146. George Metrakos should also sign as controller or principal accounting officer. See "Instructions for Signatures" at the end of Form SB-2.

RESPONSE

We have noted this comment and revised the disclosure.

Exchange Act Reports

            147. Please review your current Form 10-KSB, forms 10-QSB, and other Exchange Act Filings to comply with these comments as applicable.

RESPONSE

We have noted this comment and will revise current and future form 10-KSB and 10-QSB filings as applicable.

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP                                                [teliphoneTM LOGO]
--------------------------------------------------------------------------------

The Company hereby acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


/s/ George Metrakos
-------------------------------
George Metrakos

President & CEO
Teliphone Corp.

Tel: 514-313-6010
e-mail: gmetrakos@teliphone.ca

                                 Teliphone Corp.
                       4150 Ste-Catherine West, suite 200
                   Westmount (Montreal) Quebec, Canada H3Z 0A1
                 (514) 313-6000, 877 TELIPHONE www.teliphone.ca